Exhibit 99.(m)(1)(A)(vi)

May 1, 2014

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:

Reduction in Fee Payable under the ING Investors Trust (now known as Voya Investors Trust) Second Amended and Restated Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID for VY BlackRock Large Cap Growth Portfolio, VY Marsico Growth Portfolio, VY MFS Total Return Portfolio, and VY MFS Utilities Portfolio under the ING Investors Trust (now known as Voya Investors Trust) Second Amended and Restated Distribution Plan (the “Distribution Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Distribution Plan were 0.15%.  By this letter, we agree to continue to waive that fee for the period May 1, 2014 through May 15, 2015.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:

/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

Agreed and Accepted:

Voya Investors Trust

By:

/s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC